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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 3 TO

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                      STECK-VAUGHN PUBLISHING CORPORATION
                              (NAME OF THE ISSUER)

                      STECK-VAUGHN PUBLISHING CORPORATION
                           SV ACQUISITION CORPORATION
                         NATIONAL EDUCATION CORPORATION
                             HARCOURT GENERAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    85804510
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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
              MICHAEL R. KLEIN, ESQ.                              ERIC P. GELLER, ESQ.
            WILMER, CUTLER & PICKERING                  SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                2445 M STREET, N.W.                              HARCOURT GENERAL, INC.
            WASHINGTON, D.C. 20037-1420                            27 BOYLSTON STREET
             TELEPHONE: (202) 663-6000                     CHESTNUT HILL, MASSACHUSETTS 02167
                                                                TELEPHONE: (617) 232-6200
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          PERSON(S) FILING STATEMENT)

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                                   Copies to:

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
              LEWIS H. LAZARUS, ESQ.                            ROBERT L. FRIEDMAN, ESQ.
        MORRIS, JAMES, HITCHENS & WILLIAMS                     SIMPSON THACHER & BARTLETT
        222 DELAWARE AVENUE, P.O. BOX 2306                        425 LEXINGTON AVENUE
            WILMINGTON, DELAWARE 19801                          NEW YORK, NEW YORK 10017
             TELEPHONE: (302) 888-6800                          TELEPHONE: (212) 455-2000
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THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

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                                  INTRODUCTION

     This Amendment No. 3 (this "Statement") is the Final Amendment to the Rule 13e-3 Transaction Statement on Schedule 13e-3 made by Steck-Vaughn Publishing Corporation (the "Company"), a Delaware corporation, Harcourt General, Inc. ("Harcourt"), a Delaware corporation, National Education Corporation ("NEC"), a Delaware corporation and wholly-owned subsidiary of Harcourt, and SV Acquisition Corporation ("Acquisition"), a Delaware corporation and wholly-owned subsidiary of NEC. This Statement amends the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed by such parties with the Securities and Exchange Commission on October 7, 1997, as amended on December 10, 1997 and December 29, 1997.

     This Amendment is filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to report the consummation on January 30, 1998 of the merger (the "Merger") of Acquisition with and into the Company, contemplated by the Agreement and Plan of Merger dated as of September 29, 1997 among the Company, Harcourt, NEC and Acquisition.

Item 4.  Terms of the Transaction.

     The response to Item 4 is hereby amended and supplemented as follows:

          (a) On January 30, 1998 the merger (the "Merger") of SV Acquisition Corporation, a Delaware corporation ("Acquisition"), with and into Steck-Vaughn Publishing Corporation, a Delaware corporation ("Steck-Vaughn"), contemplated by the Agreement and Plan of Merger dated as of September 29, 1997 among Steck-Vaughn, Harcourt General, Inc., a Delaware corporation ("Harcourt"), National Education Corporation, a Delaware corporation and a wholly-owned subsidiary of Harcourt ("NEC"), and Acquisition, a wholly-owned subsidiary of NEC, was consummated. On January 30, 1998 Harcourt issued a press release announcing the consummation of the Merger. A copy of the press release is set forth as Exhibit d(2) and incorporated herein by reference.

Item 16.  Additional Information.

     Reference is made to the information set forth in Item 4(a) above, which is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits.

     The response to Item 17 is hereby amended and supplemented as follows:

        (d)(1) Definitive Information Statement dated as of January 7, 1998.

        (d)(2) Press release dated January 30, 1998 of Harcourt.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 3, 1998

                                          HARCOURT GENERAL, INC.

                                          By: /s/ ERIC P. GELLER

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                                            Eric P. Geller
                                            Senior Vice President, General
                                              Counsel
                                            and Secretary

                                          NATIONAL EDUCATION CORPORATION

                                          By: /s/ ERIC P. GELLER

                                            ------------------------------------
                                            Eric P. Geller
                                            Vice President and Secretary
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EXHIBIT INDEX

d(1) Definitive Information Statement dated as of January 7, 1998.

d(2) Press release dated January 30, 1998 of Harcourt.